March 6, 2012

VIA EDGAR
Julie F. Rizzo, Attorney- Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Chart Acquisition Corp.
Amendment No.3 to Registration Statement on Form S-l
Filed February 10, 2012
File No. 333-177280

Dear Ms. Rizzo:

Chart Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”), is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 27, 2012 regarding our Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed on February 10, 2012. A marked version of Amendment No. 4 to the Registration Statement (“Amendment No. 4”) is enclosed herewith reflecting all changes to the Registration Statement.  Four clean and four marked copies of this filing are being sent via FedEx to your attention.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

General

1.
We note that you intend to have your securities listed on Nasdaq. Please tell us how, and provide us with any documentation you have received from Nasdaq, your structure meets the Nasdaq listing standards. We note, in particular, that your structure permits you to utilize a significant percentage of the trust funds to make certain purchases of your securities prior to the initial business combination. Please explain how this satisfies the Nasdaq requirement that 90% of the gross proceeds must be deposited in a trust account. Please also provide us with the contact information of your Nasdaq listing qualification contact.

IM-5101-2 of the Nasdaq Stock Market Manual reads as follows:

“At least 90% of the gross proceeds from the initial public offering and any concurrent sale by the company of equity securities must be deposited in a trust account maintained by an independent trustee, an escrow account maintained by an “insured depository institution,” as that term is defined in Section 3(c)(2) of the Federal Deposit Insurance Act or in a separate bank account established by a registered broker or dealer (collectively, a “deposit account”).”

Upon consummation of the Company’s initial public offering, 100.6% of the gross proceeds of the initial public offering will be deposited into a trust account. Accordingly, we believe the Company satisfies the requirements of IM-5101-2 since it is depositing at least 90% of the gross proceeds from the initial public offering in trust. We note that IM-5101-2 does not address a company’s ability to utilize the funds in the trust account prior to the consummation of a business combination, including to repurchase shares as currently contemplated in the Registration Statement as well as to withdraw interest to pay for working capital requirements and tax obligations. We therefore do not believe the fact that the Company may utilize trust fund proceeds to repurchase shares has any bearing on the Company’s ability to meet the requirements set forth in IM-5101-2 of the Nasdaq Stock Market Manual.

Furthermore, we believe the intent behind IM-5101-2 of the Nasdaq Stock Market Manual was to protect public shareholders by guaranteeing that they would receive at least 90% of the purchase price paid for their securities if such shareholders were not in favor of a proposed transaction or the company was required to liquidate. The purchase of securities by the Company using trust fund proceeds will not reduce the amount public shareholders will receive upon redemption or if the Company is forced to liquidate – in fact, because the Company is not able to pay more than the per-share amount held in trust and may actually pay less, a lower purchase price results in an increase to the per-share redemption or liquidation amount for the remaining shareholders. We therefore believe the foregoing is consistent with the true spirit of IM-5101-2 of the Nasdaq Stock Market Manual.

Although the Company has not received confirmation from Nasdaq with respect to its listing, similarly structured SPACs have been recently approved by Nasdaq, including ROI Acquisition Corp., which started trading on Nasdaq on February 24, 2012.  The contact information for the Company’s Nasdaq listing qualification person is as follows:

Tamara Kondic, tamara.kondic@nasdaqomx.com

Prospectus Summary, page 1

General, page 2

2.
We note your disclosure that the Nasdaq rules require your initial business combination to be with one or more target businesses that together have a fair market value equal to at least 80% of the trust account balance. Please advise whether your certificate of incorporation will also include such a requirement. If not, please revise throughout the prospectus to clarify that the 80% requirement is only due to the Nasdaq rules and if your securities are not listed on Nasdaq you will not be subject to this requirement.

The Company hereby advises the Staff that the 80% requirement is not included in the certificate of incorporation and, accordingly, the Company has disclosed throughout the Registration Statement that if the Company is no longer listed on Nasdaq it will not be subject to this requirement.

The Offering, page 6

3.
Please revise here and throughout your filing for consistency regarding which of the initial stockholders will forfeit their founder shares. In this regard, we note that footnote (1) on page 7 lists several initial stockholders whose founder shares are not subject to forfeiture and footnote (2) on page 7 notes that the founder shares are subject to forfeiture "on a pro-rata basis by our initial stockholders." Please also revise the footnotes to the Principal Stockholders table as appropriate.

The Company would like to clarify that there are two types of forfeiture with respect to the founder shares.  First, in the event the over-allotment option is not exercised in full by the underwriters, the holders of founder shares, except Messrs. Wright, Ridge, Kerrey and Teen, will forfeit an aggregate of 375,000 founder shares to the Company, in order to maintain a 20% ownership of founder shares upon the closing of the offering.  Second, following the consummation of the business combination, all holders of founder shares will be subject to forfeit shares on a pro-rata basis, in the event the Company does not meet certain earning milestones, as described in the Registration Statement.  Therefore, the Company believes its disclosure is consistent throughout the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

Liquidity and Capital Resources, page 70

4.
We note your disclosure in the second paragraph of this section that your board of directors and initial stockholders has approved "a further amendment to the amended and restated certificate of incorporation to increase the number of our authorized shares of common stock to 100,000,000 upon the consummation of our initial business combination." Please advise as to whether this further amendment will be filed as an exhibit to the registration statement and how the board of directors and initial stockholders are able to approve such a further amendment to your certificate of incorporation that will increase the number of your authorized shares of common stock upon the consummation of your initial business combination.

The Company has filed as an exhibit to the Registration Statement a form of the amendment to the Company’s certificate of incorporation pursuant to which the Company shall increase the number of its authorized shares of common stock upon the consummation of the initial business combination.  Further, the Company has sought the advice of Delaware counsel with respect to this matter and has received assurance that this type of amendment may be adopted by the board of directors and current stockholders of the Company.  The Company has not requested an opinion of Delaware counsel as to the validity of such amendment due to the cost of such an opinion.

Principal Stockholders, page 112

5.
We note footnote 8 which states that Kendall Family Investments is the indirect holder of 2,995,000 shares. However, the table indicates that Kendal Family Investments has beneficial ownership of 1,487,500 shares. Please advise or revise for consistency.

The Company has revised this typographical error.

Exhibit Index, page II-6

6.	Please file Exhibits 10.2 and 10.9 as exhibits to your next amendment or advise.

The Company has filed Exhibits 10.2 and 10.9 in response to the Staff’s comment.

7.
Please revise the exhibits to conform to the changes made to the prospectus. We note, as examples, that Exhibit 10.8 still has the letter agreement commencing on the date your securities are quoted on the OTCBB and Section 2.3 of Exhibit 10.10 notes that the Subscriber will enter into the Insider Letter but the Insider Letter does not appear to be revised accordingly.

The Company has revised and filed with this Amendment the following Exhibits, in response to the Staff’s comment:

Form of Amendment to the Amended and Restated Certificate of Incorporation
Form of Warrant Agreement
Form of Investment Management Trust Agreement
Form of Registration Rights Agreement
Form of Letter Agreement
Form of Letter Agreement regarding Administrative Services

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq. or Douglas S. Ellenoff, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Christopher Brady
Christopher Brady

cc:           Ellenoff Grossman & Schole LLP
DLA Piper LLP (US)